NEWS RELEASE

EMX Receives initial production royalty payments from Balya North

Vancouver, British Columbia, September 15, 2022 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the receipt of initial royalty production payments from its Balya North royalty property in western Turkey. EMX holds an uncapped 4% net smelter return ("NSR") royalty on metals production from Balya North, a newly commissioned lead-zinc-silver mine operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan"), a private Turkish company.

In the first half of 2022, Esan's advancement of the Balya North asset consisted of mine development and opening of production headings and faces for exploitation in Q3 and Q4 of 2022 (see EMX News Release dated December 20, 2021). Production and processing of materials from Balya North in the first half of 2022 largely consisted of material stockpiled during the construction process. EMX has received payments from the processing of this material totaling US$98,787, inclusive of US$15,069 in Value Added Tax ("VAT"). These royalty payments are from 30,223 tonnes of processed material averaging 1.68% lead, 1.34% zinc, and 39.9 g/t silver.

The Balya North Mine is now operational. From current technical information provided by the operator, EMX anticipates that production will now ramp up to reach a projected production total of approximately 170,000 tonnes of material in 2022. Further, EMX anticipates production of approximately 450,000 tonnes of material from Balya North in 2023. It should be noted that the grades of material mined so far at Balya North are from materials removed during the construction and development process. Grades are expected to be significantly higher as commercial production progresses.

Balya North Lead-Zinc-Silver Deposit: The Balya North lead-zinc-silver deposit is situated in the historic Balya mining district of northwestern Turkey. Mining at Balya has taken place since antiquity, with several generations of historical operations. The Balya North property contains extensive zones of shear-zone hosted and carbonate replacement style ("CRD") lead-zinc-silver mineralization in addition to skarn and more copper-rich styles of mineralization developed at depth.

Esan acquired the EMX royalty property at the end of 2019 (See EMX news release dated January 7, 2020) and is a private Turkish company that operates 40 mines and eight processing plants. Most importantly, Esan operates a lead-zinc mine and flotation mill on the property immediately adjacent to EMX's Balya North royalty property. The mineralization at Balya North is effectively an extension of the mineralization currently being mined by Esan in the main Balya deposit.

Esan is also continuing extensive exploration programs at Balya North to expand the currently defined zones of mineralization and to find new bodies of mineralization on the EMX royalty property.

More information on the Balya royalty asset can be found at www.EMXroyalty.com.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX, and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
 Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@emxroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@emxroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward-looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserve and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "go forward"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2022 (the "MD&A") and the most recently filed Annual Information Form (the "AIF") for the year ended December 31, 2021, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
 Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com